Exhibit 1

GIVEN IMAGING LTD.
Yoqneam Industrial Park
Yoqneam, Israel 20692

May 15, 2003

Dear Shareholder:

        You are cordially invited to attend the 2003 Annual General Meeting of shareholders of Given Imaging Ltd. on Wednesday, June 18, 2003, beginning at 14:00, local time, at the Company's head offices, 13 Ha'Yetzira Street, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual General Meeting.

        Holders of the Company's ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of shareholders. Your Board of Directors recommends a vote ''FOR'' all of the matters set forth in the notice.

        Whether or not you plan to attend the Annual General Meeting, it is important that your ordinary shares be represented and voted at the Annual General Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Very truly yours,

DORON BIRGER Chairman of the Board of Directors

GIVEN IMAGING LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        To the Shareholders of Given Imaging Ltd.:

        The Annual General Meeting of Shareholders of Given Imaging Ltd. (the ''Company'') will be held at the Company's head offices, 13 Ha'Yetzira Street, New Industrial Park, Yoqneam 20692, Israel, on Wednesday, June 18, 2003, at 14:00, local time, for the following purposes:

1.	To elect the directors of the Company to serve until the next Annual Meeting (''Proposal 1'');
2.	To appoint the firm of Somekh Chaikin, a member of KPMG International (''KPMG''), as the Company's independent auditors for fiscal year 2003 (''Proposal 2'');
3.	To approve the 2003 Stock Option Plan, and reserve 1,500,000 ordinary shares for issuance thereunder (as well as any ordinary shares underlying unvested options granted under the Company's 1998 and 2000 Stock Option Plans which expire without exercise) (''Proposal 3'');
4.	To approve compensation for the directors of the Company (''Proposal 4''); and
5.	To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

        Only shareholders of record at the close of business on May 8, 2003, are entitled to notice of, and to vote at, the meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

        If you are present at the Annual General Meeting and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

By Order of the Board of Directors,
Doron Berger Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

        This Proxy Statement is being furnished to holders of ordinary shares, par value NIS 0.05, of Given Imaging Ltd., an Israeli corporation (the ''Company''), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 18, 2003, at 14:00, local time, at the Company's head offices at 13 Ha'Yetzira Street, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the ''Annual Meeting''). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about May 15, 2003.

The Proxy

        Gavriel D. Meron, Zvi Ben David and Yoram Ashery, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

        All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

        A shareholder may revoke his, her or its proxy by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy a written notice canceling the proxy or appointing a different proxy, or upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy or by attending and voting in person at the Annual Meeting. Attendance at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

        Shareholders of record who held ordinary shares at the close of business on May 8, 2003 (the ''Record Date''), are entitled to notice of and to vote at the General Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are entitled to notice of and to vote at the General Meeting.

        As of the Record Date, there were 25,457,513 ordinary shares issued, outstanding and entitled to vote at the General Meeting.

Quorum; Required Vote

        Pursuant to the Company's Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1/3% of the Company's issued share capital. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

        The affirmative vote of a majority of the ordinary shares present and voting at the Annual Meeting is required to approve the proposals specified in this proxy statement (Proposals 1, 2, 3 & 4).

        On each matter submitted to shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted towards determining whether such matter is approved by shareholders. ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders. Shareholders will not be allowed to cumulate their votes in the election of directors.

        A broker non-vote occurs when a nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote ''for'' nor ''against'' the matter, although they will be counted as present in determining if a quorum is present.

        Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any Ordinary Share, the right to attend at the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at a the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company's Shareholder Register.

Proxy Solicitation

        The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of the Record Date for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company's directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Oudi Recanati, Leon Y. Recanati, Judith Y. Recanati and Elaine Recanati(1)	10,958,571	43.2%
RDC Rafael Development Corporation	5,764,910	22.7
Discount Investment Corporation	3,462,441	13.6
Elron Electronic Industries	1,731,220	6.8
Samuel D. Isaly, Sven Borho, Michael Sheffery and Carl L. Gordon(2)	4,052,649	16.0%
Caduceus Private Investments	2,477,893	9.8
PW Juniper Crossover Fund	500,000	2.0
Eaton Vance Worldwide Health Sciences Portfolio	485,771	1.9
Finsbury Worldwide Pharmaceutical Trust	485,771	1.9
OrbiMed Associates	92,317	*
OrbiMed Capital	2,820	*
OrbiMed Advisors	2,157	*
All directors and executive officers as a group(3)	16,424,711	62.1%

*	Less than 1%.
(1)	Consists of 5,764,910 ordinary shares owned by RDC Rafael Development Corporation Ltd., 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd. and 1,731,220 ordinary shares owned by Elron Electronic Industries Ltd. RDC Rafael Development Corporation Ltd. is controlled by Elron Electronic Industries Ltd. Discount Investment Corporation Ltd. controls approximately 38.5% of the outstanding shares of Elron Electronic Industries Ltd. Discount Investment Corporation Ltd. is controlled by IDB Development Corporation Ltd. which is in turn controlled by IDB Holding Corporation Ltd. Companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati hold in the aggregate approximately 51.7% of the voting power and equity of IDB Holding Corporation Ltd. Elaine Recanati is the aunt of Oudi Recanati, Leon Y. Recanati and Judith Yovel Recanati. Leon Y. Recanati and Judith Yovel Recanati are brother and sister. These persons and companies may be deemed to share the power to vote and dispose of the ordinary shares owned by Discount Investment Corporation Ltd. and the companies that it controls, directly or indirectly. Each of the above persons and companies disclaims beneficial ownership of the ordinary shares except to the extent of their pecuniary interest therein.
(2)	Consists of 2,475,736 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P. of which OrbiMed Capital LLC is the sole general partner; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio for which OrbiMed Advisors LLC acts as investment advisor; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust for which OrbiMed Capital LLC acts as investment advisor; 500,000 ordinary shares owned by PW Juniper Crossover Fund LLC for which OrbiMed Advisors LLC acts as investment manager; 92,173 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC for which OrbiMed Advisors LLC acts as managing member; 2,820 ordinary shares owned by OrbiMed Capital LLC; and options to purchase 2,157 ordinary shares owned by OrbiMed Advisors LLC (collectively, each of the foregoing entities are referred to as the ''OrbiMed Investors''). Also includes, 1,480 ordinary shares owned by Samuel D. Isaly; 1,480 ordinary shares owned by Sven Borho; 1,480 ordinary shares owned by Michael Sheffery; 1,480 ordinary shares owned by Carl L. Gordon. Samuel D. Isaly, Sven Borho, Michael Sheffery, Ph.D and Carl L. Gordon, Ph.D share ownership and control of OrbiMed Associates LLC, OrbiMed Capital LLC, OrbiMed Advisors LLC. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(3)	Includes 5,764,910 ordinary shares owned by RDC Rafael Development Corporation Ltd., 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd., 1,731,220 ordinary shares owned by Elron Electronic Industries Ltd. and 4,052,649 ordinary shares beneficially owned by the OrbiMed investors. The remaining 1,413,491 ordinary shares and options to purchase ordinary shares are held by directors and officers in their personal capacities or by their nominees. The Company's directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1—ELECTION OF DIRECTORS

        The Company's Board of Directors currently consists of nine members. Except for the Outside Directors, as defined below, each Director serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such Director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a General Meeting in person or by proxy.

        Under the Israeli Companies Law, Israeli public companies, including a company whose shares are traded on an exchange located outside of Israel, are required to appoint two individuals to serve as Outside Directors on the Board of Directors of such company. An ''Outside Director'' is defined under the Companies Law, as an individual, who at the time of appointment, and two years prior to such appointment, such individual (and such individual's relatives, partners, employers or corporate entities controlled by such person) had and continues to have no potential conflict of interest with the Company. The initial term of an Outside Director will be three years and may be extended for an additional three year period. The following individuals have previously been designated as the Outside Directors of the Company's Board of Directors and their term of office will expire in December 2004:

Outside Directors with Terms Expiring in 2004

Name	Business Experience
James M. Cornelius	Mr. Cornelius, age 59, has served as a director since October 2001 and was elected as an Outside Director in December 2001. Mr. Cornelius currently serves as the non-executive Chairman of the board of directors of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly's Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly's Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of The Chubb Corporation, Hughes Electronics, American United Mutual Insurance Holding Company and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.
Michael Grobstein	Mr. Grobstein, age 60, has served as a director since October 2001 and was elected as an Outside Director in December 2001. Mr. Grobstein has served as a director of Guidant Corporation since 1999, and is currently chairman of Guidant's audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm's worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

        The Board of Directors has nominated for reelection the following persons to serve as directors of the Company until the next Annual General Meeting of shareholders: Mr. Doron Birger, who serves as the Chairman of the Board; Mr. Jonathan Silverstein; Mr. Giora Shalgi; Mr. Reuven Baron; Dr. Dalia Megiddo; Chen Barir and Gavriel D. Meron.

        Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Nominees For Reelection at this Annual Meeting

Nominee	Business Experience
Doron Birger	Mr. Birger, age 51, has served as Chairman of the board of directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries Ltd. since August 2002, President since 2001, Chief Financial Officer from 1994 to May 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation and Elbit Systems Ltd. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.
Jonathan Silverstein	Mr. Silverstein, age 35, has served as a director since September 2000. Mr. Silverstein joined OrbiMed Advisors in 1999 as a director. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein serves as a director of Orthovita, Inc. and LifeCell Corporation. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.
Giora Shalgi	Mr. Shalgi, age 54, commenced serving as a director in April 2003. Mr. Shalgi has served as President and Chief Executive Officer of Rafael Israel Armament Development Authority Ltd., an Israeli defense contractor, since 1999. From 1998 to 1999, Mr. Shalgi was Corporate Vice President for Research and Development at Rafael, and from 1987 to 1998 he was head of Rafael's Electro-Optical Department. From 1960 until 1990, Mr. Shalgi held various positions at Rafael, including Head of the Electro-Optical and Mechanical Design Department of the Air-to-Air Missile Directorate. Rafael holds 49% of the outstanding shares of the Company's shareholder, RDC Rafael Development Corporation. Mr. Shalgi received the Stefan Bergman Prize from the American Mathematical Society in 1980 and the Israel Defense Prize in 1970 and 1978. Mr. Shalgi holds a BSc. in Mechanical Engineering and an MSc. in Mechanics, both from the Israel Institute of Technology, and an Engineer's Degree in Aeronautics and Astronautics from Stanford University, California.

Nominee	Business Experience
Reuven Baron	Mr. Baron, age 59, has served as a director since July 2000. Mr. Baron has served as President and Chief Executive Officer of RDC Rafael Development Corporation since June 2000. Prior to that, from 1993 to 2000, he was President of Galram Technology Industries, the business division of Rafael Armament Development Authority, or Rafael, a division of the Israeli Ministry of Defense and Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products, and from 1994 to 2000, he was Chairman of Opgal Industries Ltd., an Israeli manufacturer of thermal imaging products. From 1990 to 1993, Mr. Baron was Director of Business Development for the Electronics Systems Division of Rafael. Mr. Baron holds a B.Sc. and an M.Sc. in electrical engineering from the Israel Institute of Technology.
Dr. Dalia Megiddo	Dr. Dalia Megiddo, age 51, has served as a director since October 2001 and serves as an independent director under the Nasdaq Marketplace Rules. Dr. Megiddo is Managing Partner of InnoMed Medical Device Innovations, a Israeli venture capital fund in the field of medical devices and the life sciences. Since 1994, Dr. Megiddo has also served a Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and since 1996 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and North Western University.
Chen Barir	Mr. Barir, age 44, has served as a director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries, a private investment company specializing in seed and early stage venture investments and management focusing primarily on medical devices, investments in emerging markets and real estate. Mr. Barir is Chairman of Galil Medical Ltd. and Sunlight Medical Ltd., and a Director of Optonol Ltd. and Elron Electronic Industries Ltd. Mr. Barir holds an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate in Law and Economics from Harvard Law School, Cambridge, Massachusetts.
Gavriel D. Meron	Mr. Meron, age 50, founded Given Imaging in 1998 and has served as President and Chief Executive Officer since that time. Mr. Meron became a director in August 2002. Prior to founding Given Imaging, from 1995 to 1997, Mr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Mr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Mr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987, Mr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Mr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Mr. Meron holds an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

        The affirmative vote of the holders of a majority of the voting power represented and voting at the Meeting in person or by proxy is necessary to elect each of above named nominees as directors.

        The Board of Directors recommends a vote ''FOR'' the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2—APPOINTMENT OF SOMEKH CHAIKIN,
A MEMBER OF KPMG INTERNATIONAL, AS THE COMPANY'S
INDEPENDENT AUDITORS FOR FISCAL YEAR 2003

        The Company is submitting for approval the appointment Somekh Chaikin, a member of KPMG International (''KPMG''), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2003.

        During the fiscal year 2002, the total remuneration that was paid by the Company to KPMG was $420,500 as follows:

Audit Fees	$184,600
Financial Information Systems Design and Implementation	—
All Other Fees:
Audit-Related Fees(1)	195,200
Other Non-Audit Services(2)	40,700

Total All Other Fees	$420,500

(1)	Audit-Related Fees consist primarily of services provided in connection with preparation of the Company's financial statements for a proposed equity offering abandoned in March 2002.
(2)	Other Non-Audit Services consist of taxation and structuring advice.

        Representatives of KPMG will not be present at the Annual Meeting.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the appointment of KPMG as the Company's independent auditors for fiscal year 2003.

        The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company's independent auditors, subject to shareholder approval. Accordingly, the Board of Directors recommends a vote ''FOR'' the appointment of Somekh Chaikin, a member of KPMG International, as the Company's independent auditors for fiscal year 2003.

PROPOSAL 3—APPROVAL OF 2003 STOCK OPTION PLAN

        The proposed 2003 Stock Option Plan (the ''Option Plan'') provides for a grant of options to purchase shares of the Company to eligible employees, directors and consultants of the Company or any subsidiaries of the Company. The Option Plan is to be administered by the Board of Directors or a compensation committee appointed and maintained by the Board for such purpose. Pursuant to the Option Plan, a total of 1,500,000 authorized but unissued ordinary shares will be reserved for issuance under, and subject to, the Option Plan. In addition, the Company intends to reserve for issuance under the Option Plan any ordinary shares underlying unvested options which it has granted under its 1998 and 2000 Stock Option Plans which expire without exercise. As of December 31, 2002, the total number of ordinary shares underlying vested and unvested options under the 1998 and 2000 Stock Plans was 3,071,463. The ordinary shares underlying any unvested options which expire prior to vesting will become available for issuance under the Option Plan. The 1998 and 2000 Stock Option Plans were previously approved by the Board of Directors and the shareholders of the Company.

        Shareholders are being asked to adopt a resolution to approve the Option Plan, which was approved by the Board of Directors on February 12, 2003, subject to shareholder approval. The Option Plan is attached hereto as Annex A.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of the Option Plan and to authorize the Board of Directors to administer the Option Plan.

        The Board of Directors recommends a vote ''FOR'' the adoption of the 2003 Stock Option Plan.

PROPOSAL 4—DIRECTOR COMPENSATION

        The Company believes that in order to attract and retain dedicated individuals as directors and in order to provide them with an ownership interest in common with its other shareholders, it needs to provide equity compensation and directors fees at customary levels to its directors. Under the Israeli Companies Law, shareholders must approve the terms of compensation of the Company's directors, whether received in their capacity as directors or otherwise, after its previous approval by the Company's Audit Committee and Board of Directors. The compensation described below has previously been approved by the Audit Committee and Board of Directors. Compensation for Gavriel Meron, the Company's President and Chief Executive Officer, who is also a director, is discussed separately.

Stock Options

        Shareholders are being asked to approve the following option grants previously approved by the Board of Directors and the Audit Committee:

•	in 2002, the following options which vest over a two-year period:
•	a one-time grant to Chen Barir, of options to purchase 25,000 ordinary shares upon Mr. Barir commencing service as a director; and
•	a one-time grant to Michael Grobstein, James Cornelius, Dalia Megiddo and Jonathan Silverstein, of (1) options to purchase 17,000 ordinary shares in consideration for service on the Board of Directors in 2002, and (2) options to purchase 5,000 ordinary shares in consideration for service on any one or more committees of the Board of Directors in 2002;
•	for every year of service on the Board of Directors commencing in 2003, a grant to Chen Barir, upon each anniversary of his appointment, of options to purchase 8,000 ordinary shares, which vest over an 18-month period; and
•	for every year of service on the Board of Directors commencing in 2003, a grant to Chen Barir, upon each anniversary of his appointment, of options to purchase 8,000 ordinary shares, which vest over an 18-month period; and
•	a grant to Michael Grobstein, James Cornelius, Dalia Megiddo and Jonathan Silverstein, of options to purchase 3,000 ordinary shares in consideration for service on each committee of the Board of Directors on which they serve; and
•	a grant to Michael Grobstein and James Cornelius, of options to purchase 11,000 ordinary shares in consideration for service as Chairman of a committee of the Board of Directors.

        To date, the exercise price of each option granted to the above-listed directors has been equal to or higher than the closing price of the ordinary shares on the grant date. The exercise price of each option to be granted in the future pursuant to these resolutions will be equal to or higher than the closing price of the ordinary shares on the grant date.

        Shareholders are being asked to approve all grants for service on the Board of Directors or any committee thereof or chairing a committee for periods following 2003 to the extent not exceeding for each director on an annual basis the grants set forth above.

        The following table sets forth option grants referred to above that have been made, or are proposed to be made, to the named directors for 2002 and 2003 only:

	Option Grants made in 2002			Option Grants Made in 2003 Prior to the Date of this Proxy Statement		Option Grants Proposed to be Made in 2003 After the Date of this Proxy Statement
Name	One-Time Grant for Board Service	Annual Grant for Board Service(A)	Annual Grant for Committee Service	Annual Grant for Committee Service	Annual Grant for Committee Chairperson	Annual Grant for Board Service(A)	Total Options Granted or Proposed to be Granted in 2002 and 2003
Michael Grobstein(1)	17,000	8,000	5,000	6,000	11,000	8,000	55,000
James Cornelius(2)	17,000	8,000	5,000	6,000	11,000	8,000	55,000
Dalia Megiddo(3)	17,000	8,000	5,000	3,000	—	8,000	41,000
Jonathan Silverstein(4)	17,000	8,000	5,000	3,000	—	8,000	41,000
Chen Barir	25,000	—	—	—	—	8,000	33,000

(1)	Mr. Grobstein is Chairman of the Audit Committee and a member of the Compensation Committee.
(2)	Mr. Cornelius is Chairman of the Compensation Committee and a member of the Audit Committee.
(3)	Dr. Megiddo is a member of the Audit Committee.
(4)	Mr. Silverstein is a member of the Compensation Committee.

Explanatory Note:

(A) Previously approved by the Company's shareholders.

Directors' Fees

        Shareholders are being asked to ratify and approve the following directors' fees, commencing retroactively on January 1, 2003:

•	each of the member of the Board of Directors, excluding Gavriel Meron, the Company's President and Chief Executive Officer, will receive directors' fees in the amount of $3,750 per fiscal quarter;
•	each member the Board of Directors, excluding Gavriel Meron, the Company's President and Chief Executive Officer, will be paid for their attendance and participation at each meeting of the Board of Directors or a committee of the Board of Directors, in the amount of $1,500 per meeting; and
•	the Company will remunerate the Chairman of the Audit Committee in the amount of $1,250 per fiscal quarter.

President and Chief Executive Officer

        Shareholders are also being asked to approve compensation for Gavriel Meron, the Company's President and Chief Executive Officer, who is also a director. For the year 2002, the Board of Directors and the Audit Committee approved for Mr. Meron a lump-sum bonus of $100,000 and options to purchase 50,000 ordinary shares at an exercise price equal to the fair market value on the date of grant. For the year 2003, the Board of Directors and the Audit Committee approved for Mr. Meron an increase of up to $33,000 on his current annual base salary of $220,000, provided that the Company meets certain performance targets defined by the Board of Directors. Mr. Meron's current annual base salary and other terms of employment have been approved previously.

        Approval of the compensation of the directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors.

        The Board of Directors recommends that the shareholders vote ''FOR'' the payment of the compensation described above.

AUDIT COMMITTEE REPORT

        The Audit Committee is comprised solely of independent directors, as defined in the Nasdaq Marketplace Rules, and operates under a written charter. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

        The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are ''independent'' under applicable rules.

        In this context, the Audit Committee has met and held discussions with management, the Company's internal auditor and the independent auditors. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company's Annual Report to Shareholders for the year ended December 31, 2002, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, ''Communication with Audit Committees.'' The Audit Committee's discussions with the internal and independent auditors were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

        In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, ''Independence Discussions with Audit Committees,'' and approved the fees for audit, audit-related and nonaudit services provided by the independent auditors, and evaluated the types of nonaudit services performed, including whether or not those services were compatible with the independent auditor's independence

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company's independent auditors, subject to shareholder approval.

        Submitted by the Audit Committee of the Company's Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Dr. Dalia Megiddo

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the 2004 annual meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the 2004 annual meeting. Under the Israeli Companies Law, only shareholders who hold at least one percent (1%) of the Company's outstanding voting rights are entitled to request that the

Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

        With respect to the Company's annual meeting of shareholders to be held in 2004, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company's proxy statement by December 31, 2003, the Company will not include such proposal in the agenda for the 2004 annual meeting of shareholders.

OTHER BUSINESS

        The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company's Notice of Annual Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

        Copies of the Company's 2002 Annual Report to shareholders are being mailed to the shareholders simultaneously with this Proxy Statement. The financial statements and financial information appearing in such Annual Report are incorporated by reference herein. In addition, the Company filed an Annual Report on Form 20-F with the Securities and Exchange Commission on April 10, 2003. Shareholders may obtain a copy of this report without charge at www.givenimaging.com.

By Order of the Board of Directors,

DORON BIRGER Chairman of the Board of Directors

Yoqneam, Israel
Date: May 15, 2003

ANNEX A

Given Imaging Ltd.
2003 STOCK OPTION PLAN

1. Name

        This Plan, as amended from time to time, shall be known as the Given Imaging Ltd. 2003 Stock Option Plan (this ''Option Plan'').

2. Purpose of the Option Plan

        This Option Plan is intended to provide an incentive to retain, in the employ or directorship of Given Imaging Ltd. (the ''Company'') and its Subsidiaries (as defined below), persons of training, experience and ability, to attract new employees, directors or consultants whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Option Plan as approved by the board of directors (the ''Board'') and the shareholders of the Company.

        2.1 Options granted to U.S. Optionees under this Option Plan may or may not contain such terms as will qualify such options as Incentive Stock Options (''ISOs'') within the meaning of Section 422(b) of the United States Internal Revenue Code of 1986, as amended (the ''Code''). Options that do not contain terms that will qualify such Options as ISOs shall be referred to herein as non-qualified stock options (''NQSOs''). Each Option Agreement (as defined below) shall state whether such Option will or will not be treated as an ISO. No ISO shall be granted unless such Option, when granted, qualifies as an ''incentive stock option'' under Section 422 of the Code. Any ISO granted under this Option Plan shall contain such terms and conditions, consistent with the Option Plan, as the Company may determine to be necessary to qualify such Option as an ''incentive stock option'' under Section 422 of the Code. Any ISO granted under this Option Plan may be modified by the Company to disqualify such Option from treatment as an ''incentive stock option'' under Section 422 of the Code.

        2.2 Options granted to Israeli Optionees under this Option Plan may or may not contain such terms as will qualify such Options for the special tax treatment under Section 102 of the Israeli Tax Ordinance (New Version), 5721-1961, as amended (the ''Ordinance''), and the rules promulgated thereunder (''102 Options''). Options that do not contain terms that will qualify such Options for the special tax treatment under section 102 of the Ordinance, shall be referred to herein as Section 3(i) Options (''3(i) Options'').

        2.3 Options granted to non-Israeli Optionees, excluding U.S. Optionees, shall be granted in accordance with the applicable laws of each Optionee's nationality state and with the terms and conditions set forth in its respective Option Agreement (as defined below) as prescribed by the Committee (as defined below).

        All Options granted hereunder, whether Section 102(b)(2) Options, Section 3(i) Options, ISOs or NQSOs, together or separately, shall be hereinafter referred to as ''Options.''

        2.4 For the purposes of this Option Plan, the following terms shall have the following meanings:

''Section 102(b)(2) Option'' or ''102 Options'' means an Option intended to qualify, under the provisions of Section 102(b)(2) of the Ordinance, for the special tax treatment under the ''Capital Track,'' as defined in Section 102 of the Ordinance

''Subsidiary'' means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of grant of an Option, each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% (fifty percent) or more of the total combined voting power of all classes of shares in one of the other corporations in such chain or, with respect to 102 Options, any corporation other than the Company defined as an ''employer company'' under Section 102 of the Ordinance.

3. Administration of the Option Plan

        3.1 Subject to the provisions of applicable law and the Company's Articles of Association, as amended from time to time (the ''Articles''), the Board or a compensation committee appointed and maintained by the Board for such purpose (the ''Committee'') shall have the power to administer this Option Plan. Notwithstanding the above, the Board shall automatically have a residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason whatsoever, or if the Committee's power to administer this Option Plan as provided herein shall be restricted according to the provisions of applicable law or the Articles.

        3.2 The Committee shall consist of such number of members (not less than two (2) in number) as may be fixed by the Board. Subject to the provisions of the Articles, the Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused. The Committee shall select one of its members as its chairman (the ''Chairman'') and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

        3.3 Any member of such Committee shall be eligible to receive Options under the Option Plan while serving on the Committee, unless otherwise specified herein.

        3.4 Subject to the provisions of applicable law and the Articles, the Committee shall have full power and authority to (i) designate participants in this Option Plan; (ii) determine the terms and provisions of respective Option Agreements (which need not be identical) including, but not limited to, the number of shares in the Company to be covered by each Option, provisions concerning the time or times when, and the extent to which, the Options may be exercised and the nature and duration of restrictions as to transferability, vesting or other terms and conditions of the Option; (iii) accelerate the right of an Optionee to exercise, in whole or in part, any previously granted Option; (iv) designate Options as Section 102(b)(2) Options, Section 3(i) Options, ISOs or NQSOs; (v) interpret the provisions and supervise the administration of this Option Plan; (vi) amend this Option Plan from time to time in order to qualify for tax benefits applicable under U.S. and Israeli laws, (vii) determine the Fair Market Value of the Shares (as defined below in Section 6.1) pursuant to Section 7.1 below; (viii) establish sub-plans, modified exercise, payment and other terms and procedures to the extent deemed necessary or desirable in order to comply with or take advantage of the provisions of laws in other countries in which the Company or its subsidiaries operate or have Employees, Directors, Advisors, and Consultant; and (ix) determine any other matter which is necessary or desirable for, or incidental to administration of this Option Plan.

        3.5 All decisions and selections made by the Board or the Committee pursuant to the provisions of this Option Plan shall be made by a majority of their respective members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing and signed by a majority of the members who are authorized to make such decision shall be fully effective as if it had been made by a majority at a meeting duly held.

        3.6 The interpretation and construction by the Committee of any provision of this Option Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board.

        3.7 Each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him or her, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with this Option Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Articles, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4. Designation of Participants

        4.1 The persons eligible for participation in this Option Plan as recipients of Options shall include any employees, directors and consultants of the Company or of any Subsidiary. The grant of an Option hereunder shall neither entitle the recipient thereof to participate nor disqualify him from participating in, any other grant of Options pursuant to this Option Plan or any other option or stock plan of the Company or any of its affiliates. Notwithstanding any provisions to the contrary herein, no ISO shall be granted to any individual otherwise eligible to participate in this Option Plan who is not an employee of the Company or a ''subsidiary'' of the Company, within the meaning of Section 424(f) of the Code, on the date of granting of such ISO.

        4.2 No 102 Options shall be granted to any individual who is not an employee or ''Nosei Misra,'' as defined below, of the Company or a Subsidiary, or who owns 10% or more of the rights in the Company as defined in Section 102 of the Ordinance, at the date of grant of the Options or subsequently.

        4.3 To the extent applicable and anything in this Option Plan to the contrary notwithstanding, all grants of Options to ''Nosei Misra'' as such term is defined in the Israeli Companies Law, 5759-1999 (the ''Companies Law'') shall be authorized and implemented only in accordance with the provisions of the Companies Law, as in effect from time to time.

5. Trustee

        5.1 Section 102(b)(2) Options which shall be granted to Optionees and/or any Shares, (as defined below in Section 6.1), issued upon exercise of such Options and/or any other Shares received subsequently following any realization of rights resulting from a Section 102(b)(2) Option or from Shares issued upon exercise of a Section 102(b)(2) Option, shall be issued to a trustee nominated by the Committee, and approved in accordance with the provisions of Section 102 of the Ordinance (the ''Trustee'') and held together with any Shares issued upon exercise of such Options for the benefit of the Optionees for a period ending on the date that is two years (24 months) from the end of the tax year in which the Options were granted and deposited with the Trustee, or the shortest period permitted by applicable law without disqualifying such Section 102(b)(2) Options from treatment under Section 102(b)(2) of the Ordinance. The Trustee will hold such Options or Shares resulting from the exercise thereof in accordance with the provisions of the Ordinance and the rules promulgated thereunder, the trust agreement and any other instructions the Committee may issue to him or her from time to time (so long as they do not contradict the Ordinance and the rules promulgated thereunder). The Trustee will transfer the Options or the Shares issued upon exercise of such Options, as the case may be, to the Optionees upon his or her demand, provided, that the Trustee shall not release any Options which were not already exercised into Shares by the Optionee or release any Shares issued upon exercise of such Options prior to the full payment of the withholding tax arising from such Options which were granted to him and/or any Shares issued upon exercise of such Options. Subject to the provisions of Section 102 of the Ordinance (including the regulations promulgated thereunder), the Committee shall determine and approve the terms of engagement of the Trustee, and shall be authorized, subject to the provisions of applicable law, to designate from time to time a new Trustee and replace either of them at its sole discretion, and in the event of replacement of any existing Trustee, to instruct the transfer of all Options and Shares held by such Trustee at such time to its successor.

        5.2 Upon receipt of a 102 Option, the Optionee will sign the Stock Option Agreement which shall be deemed as Optionee's undertaking to exempt the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Option Plan, or any Option or Share granted to him thereunder.

        5.3 Subject to applicable laws, the Committee shall be entitled to revise, amend or replace the terms of the trust agreement with the Trustee, to the extent that same (i) do not adversely affect any rights of Optionee under any valid and outstanding Options which are expressly provided for in this Option Plan or the respective Share Option Agreement with such Optionee, or is (ii) necessary or desirable in the light of any change or replacement of Section 102 of the Ordinance or any other amendment thereto.

6. Shares Reserved for the Option Plan; Restriction Thereon

        6.1 Subject to adjustments as set forth in Section 8 below, a total of 1,500,000 authorized but unissued Ordinary Shares, (nominal value NIS 0.05 per share) of the share capital of the Company (the ''Shares'') shall be reserved for and subject to this Option Plan. The Shares shall bear such rights and restrictions as set forth under the Articles. Any of such Shares which may remain unissued and which are not subject to outstanding Options at the termination of this Option Plan shall cease to be reserved for the purpose of this Option Plan, but until termination of this Option Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of this Option Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares therefore subject to such Option may again be subjected to an Option under this Option Plan.

        6.2 Each Option granted pursuant to this Option Plan, shall be evidenced by a written agreement between the Company and the Optionee (the ''Option Agreement''), in such form as the Board or the Committee shall from time to time approve. Each Option Agreement shall state a number of the Shares to which the Option relates and the type of Option granted thereunder (whether a Section 102(b)(2) Option, a Section 3(i) Option, an ISO or an NQSO). Notwithstanding any intent to grant ISOs, no ISO may be granted to any eligible employee of the Company or its ''subsidiary'' within the meaning of Section 424(f) of the Code to the extent that the ISO, together with any other ''incentive stock options'' (within the meaning of Section 422 of the Code, but without regard to subsection (d) of such Section) under this Option Plan and any other ''incentive stock option'' plans of the Company, any ''subsidiary'' of the Company within the meaning of Section 424(f) of the Code, and any ''parent corporation'' of the Company within the meaning of Section 424(e) of the Code, are exercisable for the first time by any Optionee during any calendar year with respect to Shares having an aggregate fair market value in excess of $100,000 (or such other limit as may be required by the Code, from time to time) as of the time the Option with respect to such Shares is granted. The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted. In the event an Optionee receives an Option intended to be an Incentive Stock Option which is subsequently determined not to comply with the requirements of the Code for Incentive Stock Options, the Option shall be amended, if necessary, in accordance with the Code and applicable Treasury Regulations and rulings (the ''Rules'') to preserve, as the first priority, to the maximum possible extent, the status of the Option as an ISO (as defined in the Code) and to preserve, to the maximum possible extent, the number of shares subject to the Option. Options may be granted at any time after this Option Plan has been approved by the Company, subject to any further approval or consent required under Section 102 of the Ordinance or the Rules, in case of 102 Options, or of the U.S. Treasury, in case of ISOs and other applicable law, except that 102 Options shall be effective upon its grant provided that thirty one (31) days have elapsed from the date of filing with the Assessing Officer (of the Income Tax Commission) of an appropriate notice in respect of the grant of such Option, as required under the Rules, and the Optionee has signed and delivered to the Company a notice and undertaking as required under the Rules.

7. Purchase Price

        7.1 The purchase price of each Share subject to a new Option to be granted or any portion thereof shall be the Fair Market Value (as defined below) on the date the Committee approves the grant of the Option or as otherwise determined by the Committee. The purchase price of the Shares covered by each ISO shall be not less than the Fair Market Value of the Company Shares on the date the Option is granted; provided, however, that no ISO shall be granted to an individual otherwise eligible to participate in this Option Plan who owns (within the meaning of Section 424(d) of the Code), at the time the Option is granted, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, any ''subsidiary'' of the Company within the meaning of Section 424(f) of the Code, or any ''parent corporation'' of the Company within the meaning of Section 424(e) of the Code, unless, at the time such ISO is granted, the exercise price per Share subject to the Option is at least 110% of the Fair Market Value of a Share on the date such ISO is granted, and the ISO by its terms is not exercisable after the expiration of five years from such date of grant. For purposes of the foregoing, if the Shares are publicly traded on an over-the-counter market or a recognized stock exchange on the date the Option is granted, ''Fair Market Value'' shall mean, for any particular date, the last sale price of the Company shares on the applicable stock exchange or, if no reported sales take place on the applicable date, the average of the high bid and low asked price of the Shares as reported for such date or, if no such quotation is made on such date, on the next preceding day on which there were quotations, provided that such quotations shall have been made within the ten (10) business days preceding the applicable date. In the event that the shares of the Company are not publicly traded on an over-the-counter market or a recognized stock exchange, the Fair Market Value of an Option Share on a particular date shall be the price per share at which the Company last issued any of its shares to a non-affiliated investor. Notwithstanding the preceding provision to the contrary, solely with respect to Shares granted pursuant to an ISO under this Option Plan, Fair Market Value shall be determined in accordance with Section 422(c)(7) of the Code.

        7.2 The purchase price shall be payable upon the exercise of the Option in a form satisfactory to the Committee, including without limitation, by cash or cheque.

8. Mergers, Change of Control and Capital Changes

        Upon the occurrence of any of the following described events, Optionee's rights to purchase Shares under this Option Plan shall be adjusted as hereafter provided:

        8.1 If the Company is reorganized, merged or consolidated with or into another corporation while Options which were not yet vested remain outstanding under this Option Plan, the Company shall see that the rights of holders of such Options shall not be derogated by such reorganizations, mergers or consolidations. In the event that in any such transaction the successor corporation does not agree to assume the Options, the vesting period defined in each Optionee's Option Agreement shall be accelerated so that any unvested Option shall be immediately vested in full as of the date ten (10) days prior to the effective date of such transaction.

        8.2 If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination or exchange of shares, recapitalization, or any other like event of the Company, then in such event only and as often as the same shall occur, the number, class and kind of Shares (including Shares issuable pursuant to this Option Plan, as set forth in Section 6 hereof, in respect of which Options have not yet been exercised) subject to this Option Plan or subject to any Options therefore granted, and the purchase prices of the Options, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate purchase price of the Options.

        8.3 In the event of a ''change of control'' (as defined in Exhibit A to this Option Plan):

(1) All outstanding Options of any Optionee whose employment with the Company (or its successor) or a Subsidiary is terminated by the Company without ''Cause'' (within the meaning of Section 9.5 hereof, including material misperformance of the Optionee which has been documented in accordance with the Company's standard procedures as in effect prior to the ''change of control'') or by the Optionee with ''Good Reason'' (within the meaning of Section 9.5 hereof) and in anticipation of, or within twelve months following, completion of such change of control shall vest and become immediately exercisable as to all of the Acclerated Shares (as defined below) covered by such Options, effective immediately prior to such termination of employment, notwithstanding anything to the contrary in the Plan or the Optionee's Option Agreements. The ''Accelerated Shares'' shall mean such Shares that would have become vested pursuant to the terms of such Optionee's Option Agreement in two years form the ''change of control'' event.

(2) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of the Option Agreement applicable to any Option or by resolution adopted prior to the occurrence of the change of control, that any outstanding Option shall be adjusted by substituting for each Share subject to such Option immediately prior to the transaction resulting in the change of control the consideration (whether stock or other securities of the surviving corporation or any successor corporation to the Company, or a parent or subsidiary thereof, or that may be issuable by another corporation that is a party to the transaction resulting in the change of control, or other property) received in such transaction by holders of such Shares for each such Share held on the closing or effective date of such transaction, in which event, the aggregate exercise price of the Option shall remain the same; provided, however, that if such consideration received in the transaction is not solely stock of a successor, surviving or other corporation, the Committee may provide for the consideration to be received upon exercise of the Option, for each Share subject to the Option, to be solely stock of the successor, surviving or other corporation, as applicable, equal in fair market value, as determined by the Committee, to the per Share consideration received by holders of such Shares in the change of control transaction.

(3) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of the Option Agreement applicable to any Option or by resolution adopted prior to the occurrence of the change of control, that any outstanding Option shall be converted into a right to receive cash on or following the closing date or expiration date of the transaction resulting in the change of control in an amount equal to the highest value of the consideration to be received in connection with such transaction for one Share subject to such Option, or, if higher, the highest Fair Market Value of such Share during the thirty (30) consecutive business days immediately prior to the closing date or expiration date of such transaction, less the per Share exercise price of such Option, multiplied by the number of Shares subject to such Option, or a portion thereof.

(4) The Committee may, in its discretion, provide that an Option cannot be exercised after such a change of control, to the extent that such Option is or becomes fully exercisable on or before such change of control or is subject to any acceleration, adjustment or conversion in accordance with the foregoing paragraphs (1), (2) or (3) of this Section 8.4.

        8.4 Notwithstanding the foregoing adjustments, any changes to ISOs pursuant to this Section 8 shall, unless the Company determines otherwise, only be effective to the extent such adjustments or changes do not cause a ''modification'' (within the meaning of Section 424(h)(3) of the Code) of such ISOs or adversely affect the tax status of such ISOs.

9. Term and Exercise of Options

        9.1 Options shall be exercised by the Optionee by giving written notice to the Company, in such form and method as may be determined by the Company and the Trustee, which exercise shall be effective upon receipt of such notice by the Company at its principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

        9.2 Unless otherwise prescribed by the Committee or the Board and specified in each Optionee's Option Agreement, an Option will be exercisable under the following terms:

9.2.1 with respect to an Optionee for whom an Option granted under this Option Plan is the first option to purchase shares granted by the Company to such Optionee, the Option will not be exercisable before the second anniversary of the date of grant. As of the second anniversary of the date of grant and at any time thereafter (subject to the terms of this Section 9), the Option will be exercisable with respect to 50% (fifty percent) of the Option Shares; as of the third anniversary of the date of grant and at any time thereafter (subject to the terms of this Section 9) the Option will be exercisable with respect to an additional 25% (twenty-five percent) of the Option Shares; and as of the fourth anniversary of the date of grant and at any time thereafter (subject to the terms of this Section 9) the Option shall vest with repect to the remaining 25% (twenty-five percent) of the Option Shares; and

9.2.2 with respect to an Optionee for whom an Option granted under this Option Plan is not the first option to purchase shares granted by the Company to such Optionee, the Option will vest and be exercisableas of its grant and at any time thereafter (subject to the terms of this Section 9) with respect to 25% (twenty-five percent) of the Option Shares. As of each of the first, second and third anniversaries of the date of grant and at any time thereafter (subject to the terms of this Section 9), the Option shall vest with respect to additional 25% (twenty-five percent) of the Option Shares.

9.2.3 The Committee shall have the authority to accelerate the periods for exercising an Option; however, subject to the provisions of section 9.5 below, no option shall be exercisable after the expiration of ten (10) years from the date of grant (or in the event of grant of ISOs, five (5) years from the Date of Grant in the case of an Option held by an Optionee who holds more than 10% (ten percent) of the total combined voting power of all classes of stock of the Company, any ''subsidiary'' of the Company within the meaning of Section 424(f) of the Code, or any ''parent corporation'' of the Company within the meaning of Section 424(e) of the Code) (the ''Expiration Date''); and such options, or such part thereof, shall terminate and all interests and rights of the Optionee thereunder shall automatically expire.

9.2.4 For the purpose of determing when options shall become vested pursuant to this Section 9.2, the ''date of grant'' shall be deemed the date on which the grant of the Option was approved by the Committee (except that no Option shall be exercisable before the Option Agreement evidencing such Option has been executed by the Company).

        9.3 The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of Section 9.5 below and unless the Board or Committee resolves otherwise, the Optionee is an employee of the Company or any of its subsidiaries or continuing to provide services to such entities, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

        9.4 Subject to the provisions of Section 9.5 below, in the event of termination of Optionee's employment with the Company or any of its subsidiaries, or if applicable, the termination of services given by the Optionee to the Company or any of its Subsidiaries all Options granted to him will immediately expire. A notice of termination of employment or services shall be deemed to constitute termination of employment or services.

        9.5 Notwithstanding anything to the contrary in Section 9.4 above, an Option may be exercised after the date of termination of Optionee's service or employment with the Company or any Subsidiary only with respect to the number of Options already vested and unexpired at the time of such termination according to the vesting and expiration periods of the Options set forth in this Option Plan, or under a different period prescribed by the Committee or by the Board and specified in Optionee's Option Agreement, provided however, that;

9.5.1 such termination is by the Company without ''Cause'' (as defined below);

9.5.2 such termination is by the Optionee for ''Good Reason'' (as defined below); or

9.5.3 such termination is the result of death or disability of the Optionee.

        The term ''Cause'' shall mean a material breach of the Optionee's agreement or other duty toward the Company or his acting against the Company's interest not in good faith; the term ''Good Reason'' shall mean an assignment to the Optionee of duties that result in a material diminution of the Optionee's duties and responsibilities.

        9.6 The holders of Options shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any part of an Option unless and until, following exercise, registration of the Optionee as holder of such Shares in the Company's register of members, but in case of Options and Shares held by the Trustee, subject always to the provisions of Section 5 of this Option Plan.

        9.7 Any form of Option Agreement authorized by this Option Plan may contain such other provisions as the Committee may, from time to time, deem advisable. Without limiting the foregoing, the Committee may, with the consent of the Optionee, from time to time, cancel all or any portion of any Option then subject to exercise, and the Company's obligation in respect of such Option may be discharged by payment to the Optionee of an amount in cash equal to the excess, if any, of the Fair Market Value of the Shares at the date of such cancellation subject to the portion of the Option so canceled over the aggregate purchase price of such Shares.

10. Purchase for Investment

        The Company's obligation to issue Shares upon exercise of an Option granted under this Option Plan is expressly conditioned upon (a) the Company's completion of any registration or other qualifications of such Shares under any state and/or federal law, rulings or regulations or (b) representations and undertakings by the Optionee (or his or her legal representative, heir or legatee, in the event of the Optionee's death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable requirements of state and federal laws and regulatory agencies.

11. Dividends

        With respect to all Shares (in contrary to Options not exercised into Shares) issued upon the exercise of Options purchased by the Optionee, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, and subject to any applicable taxation on distribution of dividends.

        During the period in which Shares, issued to the Trustee on behalf of an Optionee upon exercise of a Section 102(b)(2) Option, are held by the Trustee, the cash dividends paid with respect thereto shall be paid directly to the Optionee.

12. Assignability and Sale of Options

        12.1 No Option granted hereunder shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

        12.2 As long as Shares are held by the Trustee in favor of the Optionee, then all rights the last possesses over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution. Any such action made directly or oblique, for an immediate validation or for a future one, shall be void.

13. Term of the Option Plan

        This Option Plan shall become effective on the date that it is adopted by the Board; provided, however, that no Option may be exercised until this Option Plan has also been approved by the shareholders of the Company. If this Option Plan is not approved by the shareholders of the Company within twelve months after the date this Option Plan is adopted by the Board of Directors, this Option Plan and all Options granted thereunder shall be null and void. Subject to Section 14 below this Option Plan shall terminate at the end of ten (10) years from such day of adoption; provided, however, Options theretofore may extend beyond such date.

14. Amendments or Termination

        The Board may, at any time and from time to time, amend, alter or discontinue this Option Plan, except that no amendment or alteration shall be made which would impair the rights of the holder of any Option therefore granted, without his consent. However, unless otherwise required by law or specifically provided herein, no such amendment, alteration or discontinuation shall be made which, without first obtaining approval of the shareholders of the Company (where such approval is necessary to satisfy (i) with regard to ISOs, any requirements under the Code relating to ISOs or (ii) any applicable law, regulation or rule), would:

(a) except as is provided in Section 8, increase the maximum number of Shares which may be sold or awarded under this Option Plan;

(b) except as is provided in Section 8, decrease the minimum Option exercise price requirements under this Option Plan;

(c) change the class of persons eligible to receive Stock Options under this Option Plan; or

(d) extend the duration of this Option Plan or the period during which ISOs may be exercised under Section 9.

15. Government Regulations

        This Option Plan, the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

16. Continuance of Employment or Hired Services

        Neither this Option Plan nor the Option Agreement with the Optionee shall impose any obligation on the Company or a Subsidiary, to continue any Optionee in its employ, or the hiring by the Company or any Subsidiary of the Optionee's services and nothing in this Option Plan or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or a Subsidiary or restrict the right of the Company or a Subsidiary thereof to terminate such employment or service hiring at any time.

17. Governing Law and Jurisdiction

        This Option Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Option Plan.

18. Tax Consequences

        Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company, and/or its Subsidiaries, or the Trustee or the Optionee) hereunder shall be borne solely by the Optionee. The Company and/or its Subsidiaries and/or the Trustee (where applicable) shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including the withholding of taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or a Subsidiary and the Trustee (where applicable) and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

        The Board, the Committee and/or the Trustee shall not be required to release any Share certificate, issued upon exercise of the Option to an Optionee, until all required payments have been fully made.

        If the Option is intended to qualify as an ISO, then if the Optionee makes a disposition, within the meaning of Section 424(c) of the Code and the regulations promulgated thereunder, of any Share issued to the Optionee pursuant to his exercise of the Option within the two-year period commencing on the date of grant or within the one-year period commencing on the date after the date of transfer of such Share to the Optionee pursuant to such exercise, the Optionee shall, within ten (10) days after such disposition, notify the Company thereof, by delivery of a written notice to the Secretary of the Company, and immediately deliver to the Company the amount of all applicable withholding taxes and any other information as may be prescribed by the Committee or the Company.

19. Special Provisions for Option Plan Participants Who Are Israeli Residents

        19.1 This Section 19 shall apply only to Optionees who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for the payment of tax.

        19.2 Notwithstanding anything herein to the contrary, this Option Plan shall be governed by the provisions of the Ordinance, the rules promulgated thereunder, and any other applicable Israeli laws with respect to service providers or employees who are Israeli residents.

        19.3 Following the grant of Options under this Option Plan and in any case in which the Optionee shall stop being considered as an ''Israeli Resident'', as defined in the Ordinance, the Company may, if and to the extent the Ordinance and/or the rules promulgated thereunder shall impose such obligation on the Company, withhold all applicable taxes from the Optionee, remit the amount withheld to the appropriate Israeli tax authorities and report to such Optionee the amount so withheld and paid to said tax authorities.

20. Non-Exclusivity of the Option Plan

        The adoption of this Option Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock Options otherwise then under this Option Plan, and such arrangements may be either applicable generally or only in specific cases.

21. Multiple Agreements

        The terms of each Option may differ from other Options granted under this Option Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Optionee during the term of this Option Plan, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

EXHIBIT A

For the purpose or the Option Plan, a “change of control” shall mean:

a. Stock Acquisition. The acquisition by any individual, entity or group (within the meaning of Section I3(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (The “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the then outstanding Ordinary Shares of the Company (the “Outstanding Company Ordinary Shares”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a change of control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of the Company as of the date hereof, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (b) below; or

b. Business Combination. Approval by the shareholders of the Company (or the Board, if the Board’s approval is sufficient for consummating the transaction) of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”) unless, following such Business Combination:

(i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Ordinary Shares immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more Subsidiaries); and

(ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 50% of the then outstanding voting securities of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more subsidiaries) except to the extent that such ownership existed prior to the Business Combination.

APPENDIX 1

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 18, 2003
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF GIVEN IMAGING LTD.

The undersigned hereby appoints Gavriel Meron, Zvi Ben David and Yoram Ashery, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares Given Imaging Ltd., an Israeli corporation (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the Company’s head offices at 13 Ha’ Yetzira Street, New Industrial Park, Yoqneam 20692, Israel, on Wednesday, June 18, 2003, at 14:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

June 18, 2003

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

1.	To elect the nominees listed at right to serve as directors of the Company until the next Annual General Meeting of shareholders		2.	To appoint the firm of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors for fiscal year 2003.	FOR	AGAINST	ABSTAIN
	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)	NOMINEES Mr. Doron Birger Mr. Jonathan Silverstein Mr. Reuven Baron

		Mr. Giora Shalgi Dr. Dalia Megiddo Mr. Chen Barir Mr. Gavriel D. Meron	3. 4.

To approve the 2003 Stock Option Plan, and reserve 1,500,000 ordinary shares for issuance under the plan (as well as any ordinary shares underlying any unvested options granted under the 1998 and 2000 Stock Option Plans which expire without exercise).

To approve compensation for the directors of the Company.

This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR the proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder
	Date:	Signature of Shareholder	Date:

Note:

This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.